FORM 1-SA

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the semi-annual period ended June 30, 2022

PuraVerde, Inc.

(Exact name of issuer as specified in its charter)

Oklahoma	83-2583830
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

4201 East Washington Street, Broken Arrow, Oklahoma 74014
(Full mailing address of principal executive offices)

(918) 258-4685

(Issuer’s telephone number, including area code)

Item 3. Financial Statements

The accompanying semiannual consolidated financial statements are unaudited and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading. They have been prepared in accordance with the instructions to Form 1-SA and therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States. Operating results for the six months ended June 30, 2022 are not necessarily indicative of the results that can be expected for the year ending December 31, 2022.

PURAVERDE, INC.

FINANCIAL STATEMENTS AS OF JUNE 30, 2022 AND
DECEMBER 31, 2021 AND FOR THE SIX MONTHS ENDED

JUNE 30, 2022 AND 2021

PuraVerde, Inc.

PuraVerde, Inc.

Balance Sheets

	June 30, 2022	December 31, 2021
	(Unaudited)	(Audited)
ASSETS
Current Assets:
Cash	$28,738	$31,787
Accounts Receivable, Net	53,499	171,388
Due from Related Parties	511,536	531,389
Inventories	717,057	759,111
Prepaid Expenses and Other Current Assets	34,661	33,682

Total Current Assets	1,345,491	1,527,357

Property and Equipment, Net	3,490,865	3,598,264
Deposits and Other Assets	3,061	3,061

TOTAL ASSETS	$4,839,417	$5,128,682

LIABILITIES AND SHAREHOLDERS' / MEMBERS' DEFICIT

LIABILITIES
Current Liabilities:
Notes Payable, Current	$521,104	$1,082,062
Accounts Payable	835,079	704,476
Accrued Expenses	57,338	61,211
Accrued Interest	216,416	121,050
Income Taxes Payable	390,852	470,852

Total Current Liabilities	2,020,789	2,439,651

Long-Term Liabilities
Notes Payable, Net of Current Portion	4,902,533	4,095,776

TOTAL LIABILITIES	6,923,322	6,535,427

SHAREHOLDERS' / MEMBERS' DEFICIT	(2,083,905)	(1,406,745)

TOTAL LIABILITIES AND SHAREHOLDERS' / MEMBERS' DEFICIT	$4,839,417	$5,128,682

The accompanying notes are an integral part of these interim financial statements

2

PuraVerde, Inc.

Statements of Operations

	Six Months Ended
	June 30, 2022	June 30, 2021
Revenues, net	$1,405,678	$4,031,665
Cost of Goods Sold	1,406,924	2,721,678

Gross Profit (Deficit)	(1,246)	1,309,987

Selling, General, and Administrative Expenses	521,459	363,923

Operating Income (Loss)	(522,705)	946,064

Other Income (Expense)
Other Income	1,723	17,341
Interest Expense	(156,178)	(186,976)

Total Other Expense	(154,455)	(169,635)

Net (Loss) Income Before Income Tax Expense	(677,160)	776,429

Income Tax Expense	-	(338,759)

Net (Loss) Income	$(677,160)	$437,670

In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

The accompanying notes are an integral part of these interim financial statements

3

PuraVerde, Inc.

Statements of Members’ / Shareholders’ Equity

	LLC	Total	Class A Preferred Stock		Accumulated
	Member Units	Members' Deficit	Shares	Amount	Deficit
Balance, January 1, 2022	1,000	$(1,406,745)	-	-	$(1,406,745)

Reclassification of member equity to preferred shares in conjunction with transition	(1,000)	-	133,333,332	-	-

Net loss	-	-	-	-	(677,160)

Balance, June 30, 2022	-	$(1,406,745)	133,333,332	-	$(2,083,905)

	LLC	Total	Class A Preferred Stock		Accumulated
	Member Units	Members' Deficit	Shares	Amount	Deficit
Balance, January 1, 2021	1,000	$(765,023)	-	-	$(765,023)

Net income	-	-	-	-	437,670

Balance, June 30, 2021	1,000	$(765,023)	-	-	$(327,353)

The accompanying notes are an integral part of these interim financial statements

4

PuraVerde, Inc.

Statements of Cash Flows

	Six Months Ended
	June 30, 2022	June 30, 2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net (Loss) Income	$(677,160)	$437,670
Adjustments to Reconcile Net Loss to
Net Cash Provided by (Used in) Operating Activities
Depreciation	107,399	91,610
Bad Debt Expense	-	52,916
Changes in Operating Assets
Accounts Receivable	117,889	(412,646)
Due from Related Parties	19,853	(131,869)
Inventories	42,054	(733,298)
Prepaid Expenses and Other Current Assets	(979)	26,950
Changes in Operating Liabilities
Accounts Payable	130,603	(15,345)
Accrued Expenses	(3,873)	(483)
Accrued Interest	95,366	63,030
Income Taxes Payable	(80,000)	296,331

NET CASH USED IN OPERATING ACTIVITIES	(248,848)	(325,134)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of Property and Equipment	-	(468,603)
Proceeds from Disposal of Property and Equipment	-	42,000

NET CASH USED IN INVESTING ACTIVITIES	-	(426,603)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from Factoring Line of Credit	510,000	1,508,300
Principal Payments on Factoring Line of Credit	(410,000)	(1,232,300)
Proceeds from Notes Payable	150,000	311,404
Principal Payments on Notes Payable	(4,201)	(84,627)

NET CASH PROVIDED BY FINANCING ACTIVITIES	245,799	502,777

NET DECREASE IN CASH	(3,049)	(248,960)

CASH - BEGINNING OF THE PERIOD	31,787	331,469

CASH - END OF THE PERIOD	$28,738	$82,509

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Interest paid	$277,228	$123,946

Cash paid for taxes	$80,000	$42,428

The accompanying notes are an integral part of these interim financial statements

5

PuraVerde, Inc.

Notes to the Financial Statements

1. NATURE OF OPERATIONS

(a)	Business Description

PuraVerde, Inc. (“PuraVerde” or the “Company”), formerly Puraverde, LLC, is an established medical marijuana THC and CBD processor based in Oklahoma. The Company creates and distributes its own line of flower, pre-rolls, cartridges, concentrates, gummies, bath and body, cookies, brownies, concentrates, drinks, chocolates, cannabis dip, and candies, as well as bulk cannabis oils. PuraVerde handles all aspects of production, including formulation, lab testing, packaging and design and sourcing, as well as quality control. The corporate office is located in Broken Arrow, Oklahoma.

(b)	The Regulatory Environment

The manufacture, distribution or dispensing of cannabis remains prohibited under the Controlled Substances Act (“CSA”) of 1970. Under the CSA, cannabis is classified as a Schedule-I controlled substance. The United States Supreme Court has ruled that it is the United States federal government that has the right to regulate and criminalize cannabis, even for medical purposes, and thus federal law criminalizing the use of cannabis preempts state laws that legalize its use. Many states impose and enforce similar prohibitions. Notwithstanding the CSA, thirty-three states and the District of Columbia have legalized certain cannabis-related activity.

The Company operates in a volatile and rapidly evolving industry whereby regulations may vary significantly from state to state.

(c)	Liquidity and Capital Resources

For the six months ended June 30, 2022, the Company realized a net loss of approximately $677,000 and had a working capital deficiency of approximately $675,000 as of June 30, 2022. Subsequent to period-end, the Company expects to receive $200,000 of loan proceeds (see Note 10).

Management’s plans include the continued expansion of the business and the Company will seek to raise additional funds via its recent Offering Circular dated August 11, 2022 (see Note 10).

2. SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Accounting

The Company’s financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“GAAP”) as issued by the Financial Accounting Standards Board (“FASB”) and reflect the accounts and operations of the Company.

(b)	Interim Unaudited Financial Information

The accompanying financial statements for the six-months ended June 30, 2022 and 2021 and related footnote disclosures are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the Company's opinion, reflect all adjustments necessary to present fairly the Company's financial position as of June 30, 2022 and results of its operations, and cash flows for the periods ended June 30, 2022 and 2021. The results for the six months ended June 30, 2022 are not necessarily indicative of the results to be expected for the year ending December 31, 2022 or for any other periods.

(c)	Cash

Cash includes cash deposits in financial institutions and cash held at the Company’s facility.

6

PuraVerde, Inc.

Notes to the Financial Statements

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)	Accounts Receivable

Accounts receivable are recorded net of an allowance for doubtful accounts. The Company estimates the allowance for doubtful accounts based on existing contractual payments terms, actual payment patterns of its customers and individual customer circumstances. As of June 30, 2022 and December 31, 2021, the Company estimated an allowance for doubtful accounts of approximately $70,000.

(e)	Inventories

Inventories are primarily comprised of raw materials, internally produced work in process, and finished goods.

Costs incurred during the production process are capitalized as incurred to the extent that cost is less than net realizable value. These costs include materials, labor and manufacturing overhead used in the production processes. Inventories of purchased finished goods and packing materials are initially valued at cost and subsequently at the lower of cost and net realizable value.

Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Cost is determined using the weighted average cost basis and is a significant estimate. Products for resale and supplies and consumables are valued at lower of cost and net realizable value. The Company reviews inventory for obsolete, redundant and slow-moving goods and any such inventories are written down to net realizable value. As of June 30, 2022 and December 31, 2021, there were no reserves for obsolete inventories.

(f)	Property and Equipment

Purchase of property and equipment are recorded at cost, net of accumulated depreciation and impairment losses, if any. Improvements and replacements of property and equipment are capitalized. Maintenance and ordinary repairs that do not improve or extend the lives of property and equipment are charged to expense as incurred. Depreciation is calculated on a straight-line basis over the estimated economic useful lives of each class of assets using the following terms:

Land	Not Depreciated
Building and Improvements	39 Years
Leasehold Improvements	Lesser of the life of the lease or Estimated useful life of the asset
Furniture and Fixtures	5 Years
Machinery and Equipment	5 Years
Vehicles	5 - 7 Years
Computer Equipment and Software	3 Years
Construction in Progress	Not Depreciated

The assets’ residual values, useful lives, and methods of depreciation are reviewed at each financial statement year-end and adjusted prospectively, if appropriate.

When assets are sold or retired, its cost and related accumulated depreciation are removed from the accounts and any gain or loss is reported in the statement of operations. Construction in progress is transferred when available for use and depreciation of the assets commences at that point.

7

PuraVerde, Inc.

Notes to the Financial Statements

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)	Leased Assets

A lease of property and equipment is classified as a finance lease if it transfers substantially all the risks and awards incidental to ownership to the Company. A lease of property and equipment is classified as an operating lease whenever the terms of the lease do not transfer substantially all of the risks and rewards of ownership to the lessee. Lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which the economic benefits are consumed.

(h)	Income Taxes

The Company is taxed as a C corporation. In the first quarter of 2022, the Company elected C Corporation status. Accordingly, the Company accounts for income taxes for the activity of this entity under Accounting Standards Codification (ASC) 740 Income Taxes.

Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations.

In accordance with FASB ASC Topic 740, Income Taxes, management evaluated the Company’s tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. Interest and penalties are classified as expense as incurred.

Income tax benefits are recognized for income tax positions taken or expected to be taken in a tax return, only when it is determined that the income tax position will more-likely than-not be sustained upon examination by taxing authorities. The Company has analyzed tax positions taken for filings with the Internal Revenue Service and all tax jurisdictions where it operates. The Company believes that income tax filing positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Company’s financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves, or related accruals for interest and penalties for uncertain income tax positions at June 30, 2022 and December 31, 2021.

Under Federal law, the Company is a taxable entity and is subject to Federal income tax. Pursuant to Section 280E of the Internal Revenue Code of 1986, as amended (“Section 280E”). The section disallows deductions and credits attributable to a trade or business of trafficking in controlled substances. Under U.S. law marijuana is a Schedule I controlled substance. The Company has taken the position that any costs included in the cost of goods sold should not be treated as amounts subject to Section 280E expense disallowance.

8

PuraVerde, Inc.

Notes to the Financial Statements

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)	Revenue Recognition

Revenue is recognized by the Company in accordance with FASB Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606). Through application of the standard, the Company recognizes revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

In order to recognize revenue under ASU 2014-09, the Company applies the following five (5) steps:

•	Identify a customer along with a corresponding contract;

•	Identify the performance obligation(s) in the contract to transfer goods or provide distinct services to a customer;

•	Determine the transaction price the Company expects to be entitled to in exchange for transferring promised goods or services to a customer;

•	Allocate the transaction price to the performance obligation(s) in the contract;

•	Recognize revenue when or as the Company satisfies the performance obligation(s).

Revenues consist of wholesale and retail sales of cannabis, which are generally recognized at a point in time when control over the goods have been transferred to the customer and is recorded net of sales discounts. Payment is typically due upon transferring the goods to the customer or within a specified time period permitted under the Company’s credit policy. Sales discounts were not material for the six months ended June 30, 2022 and 2021.

Revenue is recognized upon the satisfaction of the performance obligation. The Company satisfies its performance obligation and transfers control upon delivery and acceptance by the customer.

Based on the Company’s assessment, the adoption of this new standard had no impact on the amounts recognized in its financial statements.

(j)	Fair Value of Financial Instruments

The Company applies fair value accounting for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities that are required to be recorded at fair value, the Company considers all related factors of the asset by market participants in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions, and credit risk.

The Company applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels, and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and

Level 3 – Inputs for the asset or liability that are not based on observable market data.

9

PuraVerde, Inc.

Notes to the Financial Statements

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k)	Related Party Transactions

The Company follows FASB ASC subtopic 850-10, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. Pursuant to ASC 850-10-20, related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The financial statements include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. The disclosures include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which statements of operation are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which statements of operations are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amounts due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

(l)	Advertising Costs

Advertising costs are charged to operations when incurred. Advertising expenses, included in operating expenses, were approximately $6,400 and $28,000 for the six months ended June 30, 2022 and 2021, respectively.

(m)	Earnings per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of June 30, 2022 and 2021, net loss per share is the same as basic net loss per share. The Company has not presented the earnings per share as there was no common stock issued and outstanding as of June 30, 2022.

10

PuraVerde, Inc.

Notes to the Financial Statements

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(n)	Significant Accounting Judgments, Estimates, and Assumptions

The preparation of the Company’s financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Significant estimates inherent in the preparation of the Company’s financial statements include the allowance for doubtful accounts, estimated useful lives for property and equipment, and the valuation of inventories. Cannabis is a Schedule I substance and there is inherent risk related to the federal government’s position on cannabis.

(o)	New Accounting Pronouncements

(i)	In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASC 842”), which replaced ASC 840, “Leases”. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than twelve months unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. For private companies, the standard was effective for annual periods beginning on or after December 15, 2021, with earlier application permitted. The standard requires a modified retrospective approach for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements. The Company adopted the standard on January 1, 2022. The Company does not have leases with terms more than twelve months as of January 1, 2022. Total short-term lease expense for the six months ended June 30, 2022 and 2021 was $19,235 and $43,083, respectively.

(ii)	In June 2016, the FASB issued ASC 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. ASU 2016-13 requires entities to measure all expected credit losses for most financial assets held at the reporting date based on an expected loss model which includes historical experience, current conditions, and reasonable and supportable forecasts. Companies will now use forward-looking information to better form their credit loss estimates. ASU 2016-13 also requires enhanced disclosures to help financial statement users better understand significant estimates and judgements used in estimating credit losses, as well as the credit quality and underwriting standards of a company’s portfolio. For private companies, ASU 2016-13 is effective for annual periods beginning after December 15, 2022. The Company does not believe that the impact of the new standard on its financial statements will be material.

(iii)	In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740) - Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. For private companies, ASU 2019-12 is effective for annual periods beginning and after December 15, 2021. The Company does not believe the adoption of ASU-2019-12 will have a material impact on the Company’s financial statements.

11

PuraVerde, Inc.

Notes to the Financial Statements

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(p)	Coronavirus Pandemic

In March 2020, the World Health Organization categorized coronavirus disease 2019 (“COVID-19”) as a pandemic. COVID-19 continues to spread throughout the U.S. and other countries across the world, and the duration and severity of its effects are currently unknown. The Company continues to implement and evaluate actions to strengthen its financial position and support the continuity of its business and operations.

As of the date hereof, the Company’s operations have not been significantly impacted as the cannabis industry has been deemed an essential service in many states since March 2020. Going forward, the extent of the impact of COVID-19 on the Company’s operational and financial performance will depend on various developments, including the duration and magnitude of the outbreak, and the impact on customers, employees and vendors, all of which are uncertain and cannot be predicted.

3. INVENTORIES

Inventory as of June 30, 2022 and December 31, 2021 consisted of the following:

	June 30,	December 31,
	2022	2021
Raw Materials	$492,102	$439,375
Finished Goods	224,955	319,736

Total Inventories	$717,057	$759,111

4. PROPERTY AND EQUIPMENT

Net property and equipment as of June 30, 2022 and December 31, 2021 consisted of the following:

	June 30,	December 31,
	2022	2021
Land	$1,725,000	$1,725,000
Buildings and Improvements	1,066,909	1,066,909
Leasehold Improvements	123,294	123,294
Furniture and Fixtures	67,823	67,823
Machinery and Equipment	838,356	838,356
Vehicles	83,928	83,928
Computers and Software	30,475	30,475

Total Property and Equipment, Gross	3,935,785	3,935,785
Less: Accumulated Depreciation	(444,920)	(337,521)

Property and Equipment, Net	$3,490,865	$3,598,264

12

PuraVerde, Inc.

Notes to the Financial Statements

5. NOTES PAYABLE

As of June 30, 2022 and December 31, 2021, notes payable consisted of the following:

	June 30,	December 31,
	2022	2021
Promissory note payable to a related party with an original principal balance of $2,000,000, bears interest at 6%, with the balance due on the maturity date of March 1, 2024. The note is guaranteed by a property held by the Company.	$2,000,000	$2,000,000

Unsecured promissory note payable to a related party for construction and improvement of property with an original principal balance of $600,000, bears interest at 6%, with the balance due on September 1, 2024.	594,850	594,850

Two unsecured promissory notes payables to a related party for the construction and improvement of property with an original principal balance of $100,000 each, bears interest rate of 8%, with the balance due on December 31, 2024.	200,000	200,000

Unsecured promissory note payable to an executive for the initial operation of the company with an original principal balance of $454,548, bears interest rate at 8%, with the balance due on June 14, 2022 which has been extended to December 31, 2024	454,548	454,548

Unsecured promissory note payable to an executive for the initial operation of the company with an original principal balance of $48,614, bears interest rate at 8%, with the balance due on May 9, 2023 which has since been extended to December 31, 2024.	47,813	47,813

Unsecured promissory note payable to an executive for the initial operation of the company with an original principal balance of $6,621, bears interest at 8%, with the balance due on August 1, 2022 which has since been extended to December 31, 2024	6,621	6,621

Promissory notes payable to a related party with an original principal balance of $2,000,000, bears interest at 1%, with the balance due on January 1, 2025.	1,550,550	1,400,550

Vehicle loan financed by a third party financing company for the purchase of a vehicle with an original principal balance of $65,404, bears interest at 4% with a monthly payment of $1,031 and maturity date of June 22, 2027.	58,385	62,585

A line of credit with a credit limit of $1,000,000 with an advance rate of 1.4% for every 15 days which are due on 120th day of any such advances.	510,870	410,871

Total Long-Term Debt	$5,423,637	$5,177,838

Less Current Portion	521,104	1,082,062

Long-Term Debt, Less Current Portion	$4,902,533	$4,095,776

13

PuraVerde, Inc.

Notes to the Financial Statements

5. NOTES PAYABLE (Continued)

Stated maturities of debt obligations are as follows:

	Current	Long - Term
2022	$515,934	-
2023	5,170	5,280
2024	-	4,865,279
2025	-	11,362
2026	-	11,848
Thereafter	-	8,764

	$521,104	$4,902,533

6. RELATED PARTY TRANSACTIONS AND VARIABLE INTEREST ENTITIES

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party when there is a transfer of resources or obligations between related parties.

As of June 30, 2022 and December 31, 2021, amounts due from related parties comprised of advances due from members of the Company totaling $102,000 and 106,000, respectively.

The Company has various notes payable to its members and a related party. As of June 30, 2022 and December 31, 2021, the Company owed its members and a related party approximately $4,900,000 and $4,700,000, respectively (see Note 5). The interest expense related to these notes payable for the six months ended June 30, 2022 and 2021 was approximately $73,000 and $119,000, respectively.

The Company purchased approximately $99,000 and $359,000 of packaging from an entity in which the members have ownership for the six months ended June 30, 2022 and 2021, respectively. As of June 30, 2022 and December 31, 2021, approximately $154,000 and $90,000, respectively were owed to this entity.

The Company entered into transactions with Puraverde AG LLC, a legal entity under common control during the six months ended June 30, 2022 and for the year ended December 31, 2021. This entity has been classified as a variable interest entity (VIE). Amounts due from Puraverde AG, LLC totaled approximately $410,000 and $425,000 as of June 30, 2022 and December 31, 2021, respectively.

Puraverde AG, LLC is a separate legal entity from the Company. The Company incurs no risk and has no exposure to loss resulting from its involvements with this VIE. As such, the Company is not the primary beneficiary. The transactions listed above are necessary to the business operations of the Company and are conducted at arms-length.

14

PuraVerde, Inc.

Notes to the Financial Statements

7. COMMITMENTS AND CONTINGENCIES

The Company is subject to lawsuits, investigations and other claims related to employment, commercial and other matters that arise out of operations in the normal course of business. Periodically, the Company reviews the status of each significant matter and assesses the potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable, and the amount can be reliably estimated, such amount is recognized in other liabilities.

Contingent liabilities are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period and are discounted to present value where the effect is material. The Company performs evaluations to identify onerous contracts and, where applicable, records contingent liabilities for such contracts.

(a)	Contingencies

The Company’s operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance with applicable local and state regulation as of June 30, 2022, cannabis regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties or restrictions in the future.

(b)	Claims and Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of June 30, 2022 and December 31, 2021, there was one lawsuit with a reasonably estimated loss of approximately $200,000 to $275,000. As of June 30, 2022 and December 31, 2021, approximately $200,000 due to this party is included in accounts payable.  As of June 30, 2022 and December 31, 2021, there were two other pending lawsuits; however, the attorney associated with each case noted a potential loss could not be reasonably estimated.  There are also no proceedings in which any of the Company’s directors, officers or affiliates is an adverse party or has a material interest adverse to the Company’s interest.

8. CONCENTRATIONS

The Company had no sales or vendor concentration for the six months ended June 30, 2022.

The Company had sales to two major customers for the six months ended June 30, 2021. Total sales to the customers approximated $2,000,000 and comprised approximately 50% of the net sales for the six months ended June 30, 2021.

15

PuraVerde, Inc.

Notes to the Financial Statements

9. STOCKHOLDERS’ EQUITY

a)	Transition

In February 2022, the Company transitioned from Puraverde, LLC to an Oklahoma corporation, PuraVerde, Inc. (elected C Corporation status). In conjunction with the transaction, the members of the Puraverde, LLC were issued Class A Preferred Stock. The Company is also authorized to issue Class B Preferred Stock, as well as Class C Common Stock.

b)	Preferred Stock

The Company is authorized to issue up to 149,333,332 shares of Class A Preferred Stock, as well as 8,000,000 shares of Class B Preferred Stock. Each share of Class A Preferred Stock is entitled to four votes, while each share of Class B Preferred Stock is entitled to one vote.

The holders of the Preferred Stock shall be entitled to receive non-cumulative cash dividends, prior to or simultaneously with, the payment of any cash dividend on common stock. Such dividends shall be payable when, as, and if declared by the Company and are not mandatory. Payments of any dividends to the holders of each series of Preferred Stock shall be paid pro rata, and payments of dividends to the holders of Class A Preferred Stock shall have priority over payments of dividends to the holders of Class B Preferred Stock.

In the event of a liquidation event whether voluntary or involuntary, the holders of Preferred Stock will only be paid any accrued and unpaid dividends after the payment of Company’s outstanding liabilities. The remaining assets will be paid to the holders of the Class C Common Stock.

As of June 30, 2022, the Company had 133,333,332 shares of Class A Preferred Stock issued and outstanding. As of June 30, 2022, the Company has not issued any Class B Preferred Stock.

c)	Common Stock

The company is authorized to issue up to 49,333,333 shares of Class C Common Stock. The holders of the Class C Common stock shall not be entitled to vote on any matters submitted to the stockholders of the Corporation. The holders of the common stock are entitled to receive dividends whenever funds are legally available and when declared by the Board, subject to the priority rights of holders of all series of preferred stock outstanding. As of June 30, 2022, the Company has not issued any Class C Common Stock.

No dividends were declared as of June 30, 2022 and no distributions to the owners were paid for the six months ended June 30, 2022 and 2021.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through November 9, 2022, which is the date these financial statements were available to be released and noted the following subsequent events:

a)	Loan Agreement

On August 1, 2022, the Company entered into a security agreement with a third party to establish a business loan in the principal amount of $200,000. The loan bears interest at 8.50% per annum and matures in 2037.

b)	Offering Circular

The Company, via its Regulation A Offering Circular dated August 11, 2022, offered up to 33,333,333 of Class C Common Stock, plus an additional 3,333,333 shares eligible to be issued as Bonus Shares (as defined in the Offering Circular). The offering price per share is $1.50 per share of Class C Common Stock.

16

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PuraVerde, Inc.

By:	/s/ Matthew Mastrangelo
Matthew Mastrangelo
Date:	Chief Executive Officer November 9, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name	Title	Date

/s/ Matthew Mastrangelo	Chief Executive Officer	November 9, 2022
Matthew Mastrangelo

/s/ Peter Bishop	Chief Financial Officer and principal accounting officer	November 9, 2022
Peter Bishop

17